333-12656

02026372

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 19, 2002

Datalex plc

(Translation of registrant's name into English)

Howth House
Harbour Road
Howth, County Dublin
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Datalex plc

INDEX TO EXHIBITS

<u>Item</u>

1. Press Release for Datalex dated March 19, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datalex plc

Date: March 19 , 2002

By: ______________________
Name: Liam Booth
Title: Finance Director

DATALEX

Item 1.

For more information, contact:

Frank Mantero
Global PR Director, Datalex
+ 1 770-255-2470
frank.mantero@datalex.com

Geraldine Van Esbeck
Slattery PR
+ 353 1 6614055
gvanesbeck@slatterypr.ie

Datalex Extends Technology Platform to Enable Online Check-in Service for Singapore Airlines

-- BookIt! MATRIX Demonstrates Adaptable and Flexible Scalable Architecture --

Atlanta, Georgia and Singapore/March 15, 2002 -- Datalex (NASDAQ: DLEX; ISE: DLE), a leading provider of technology solutions for the global travel and transportation industry, today announced that it has successfully deployed its technology to support Singapore Airlines' recently launched Internet check-in service.

The service, accessible at its website www.singaporeair.com, allows Singapore Airlines customers a convenient way to check-in for their flights to selected destinations, and in some cases, display the aircraft seat maps to choose their seats online.

The service, jointly developed by Datalex and Singapore Airlines, is an extension of BookIt! MATRIX™, Datalex's middleware solution deployed by the airline early last year. Its successful launch has proven once again that Bookit! MATRIX is powerful, extensible and scalable technology architecture, allowing Singapore Airlines to continually extend its e-Business services without having to periodically replace its investment.

About Datalex

Datalex is a leading provider of technology solutions for the global travel industry. Founded in 1985, the company is headquartered in Dublin, Ireland, and maintains offices throughout the world: Europe (Amsterdam, Frankfurt, Paris, Manchester, Zurich); USA (Atlanta, Petaluma); and Asia-Pacific (Melbourne, Singapore).

Datalex's customers include Aer Lingus, Air Canada, Amadeus, American Airlines, AMTRAK, British Airways, California State Automobile Association, Delta Air Lines, FAR&WIDE, Galileo, KLM, Korean Airlines, Lufthansa, QANTAS, Singapore Airlines, SilkAir, SNCF, Thomas Cook, Trailfinders, Travelcare and Travelstore. Datalex also is a strategic partner with FAR&WIDE and Worldspan. Datalex enjoys a joint venture with Vail Resorts and holds a 50 percent interest in Yatra Corporation. Datalex is a publicly held company traded on both the Irish Stock Exchange (symbol: DLE) and Nasdaq (symbol: DLEX). For more information, please visit the company's Web site at www.datalex.com.

-ENDS-

This press release contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Annual Report on Form 20-F

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to travel market forecasts and budgetary and other financial targets. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, the impact of the noncash charges, changes in the Company's strategic alliances and integration processes of acquired businesses or assets, a decline in the worldwide travel market, acceptance of and demand for online travel booking products and services, changes in the structure and popularity of the Internet, rapid technological changes, changes in the euro/dollar exchange rate, changes in the political, regulatory or fiscal regime in Datalex's area of activity and general economic conditions in the countries in which Datalex operates. For a discussion of these and other factors which may have a material impact upon Datalex's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating and Financial Review and Prospects" of the Company's Annual Report on Form 20-F.